3: UNITED STATES SECURITIES AND EXCHANGE COMMISSION
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person

       Kieley Kenneth Clifford

       (Last)                 (First)                  (Middle)

       9500 Amberglen

       (Street)

       Austin Texas                     78729

       (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

       NetSolve, Incorporated (NTSL)

  IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.   Statement for Month/Year

     07/02

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person to Issuer (Check all applicable)

  [   ]  Director                                [   ]  10% Owner

  [ X]  Officer (give title below)     [   ]  Other (specify below)

         Vice President Finance, Chief Financial Officer and Secretary

  Individual or Joint/Group Filing (Check applicable line)

   [X]  Form filed by One Reporting Person

   [  ]  Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (mm/dd/yr)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
		Code	V	Amount	(A) or (D)	Price

(Form 4 (continued)

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
1. Title of Derivative Security (Instr 3)	2. Conversion or Exer-cise Price of Derivative Securi-ty	3. Transaction Date M/D/Y	4. Transac-tion Code (Instr 8)		5. Number of Deriva-tive Securi-ties Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Na-ture of Indi-rect BeneficialOwner-ship (Inst 4)
			Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Option (right to buy)	$0.20	N/A	N/A				1/5/93	1/5/03	Common Stock	90,000		90,000	D
Employee Stock Option (right to buy)	$1.20	N/A	N/A				9/21/95	9/21/05	Common Stock	30,000		30,000	D
Employee Stock Option (right to buy)	$2.10	N/A	N/A				4/18/96	4/18/06	Common Stock	40,000		40,000	D
Employee Stock Option (right to buy)	$7.50	N/A	N/A				7/21/98	7/21/08	Common Stock	50,000		50,000	D
Employee Stock Option (right to buy)	$5.875	N/A	N/A				10/10/00	10/10/10	Common Stock	20,000		20,000	D
Employee Stock Option (right to buy)	$11.79	N/A	N/A				10/17/01	10/17/11	Common Stock	12,900		12,900	D
Employee Stock Option (right to buy)	$7.80	07/31/02	A	V	20,000		7/31/02	7/31/12	Common Stock	20,000		20,000	D
											TOTAL	262,900

Explanation of Responses:

/s/ Cristina Corbo Jennings                                                            08/09/02

-----------------------------------------------------                                             -----------

**By: Cristina Corbo Jennings, Attorney-in-Fact                                      Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.